EXHIBIT 99.3

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to what action you should take, you are recommended to seek financial advice from your stockbroker or other independent adviser authorized under the Financial Services and Market Act 2000 (as amended).

If you have recently sold or transferred all of your shares in Motif Bio plc, please forward this document, together with the accompanying documents, as soon as possible either to the purchaser or transferee or to the person who arranged the sale or transfer so they can pass these documents to the person who now holds the shares.

Motif Bio PLC

(incorporated and registered in England and Wales under number 09320890)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting (“AGM”) of Motif Bio plc (“Motif” or the “Company”), will be held at 1 PM BST on 22 May 2019 at the offices of DLA Piper UK LLP at 160 Aldersgate Street London EC1A 4HT, United Kingdom for the transaction of the following business.

To consider and, if thought fit, to pass the following resolutions as ordinary resolutions:
Resolution No. 1	To receive the Company’s annual accounts and the strategic, directors' and auditors' reports for the year ended 31 December 2018.
Resolution No. 2	To approve the directors' remuneration report (other than the part containing the directors' remuneration policy) for the year ended 31 December 2018.
Resolution No. 3	To reappoint Charlotta Ginman as a director, who is retiring by rotation under the provisions of article 78 of the Company’s Articles of Association at the AGM of the Company and who, being eligible, offers herself for re-election as permitted by article 84.
Resolution No. 4	To reappoint Dr. Craig Albanese as a director, who is retiring by rotation under the provisions of article 78 of the Company’s Articles of Association at the AGM of the Company and who, being eligible, offers himself for re-election as permitted by article 84.
Resolution No. 5	To reappoint Mr. Andrew Powell as a director, who has been appointed by the board since the last annual general meeting.
Resolution No. 6	To reappoint PricewaterhouseCoopers LLP UK as UK reporting and statutory auditors to the Company under International Auditing Standards (UK).
Resolution No. 7	To reappoint PricewaterhouseCoopers LLP US as US GAAS auditors to the Company for PCAOB and other US reporting requirements.
Resolution No. 8	To authorise the directors to determine the remuneration of the auditors.
Resolution No. 9

The directors of the Company be and are hereby generally and unconditionally authorised, pursuant to section 551 of the Companies Act 2006 (the “Act”), in addition to any such authority previously granted and which has not expired, to issue and allot, or grant rights to subscribe for or convert any securities into, ordinary shares of one penny each in the capital of the Company (“Ordinary Shares”) up to an aggregate nominal amount of £1,712,455, provided that this authority shall expire at the conclusion of the next annual general meeting of the Company after the passing of this resolution or on 22 August 2020 (whichever is earlier), save that the Company may make an offer or agreement before the expiry of this authority which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities pursuant to any such offer or agreement as if the authority conferred by this resolution had not expired.

To consider and, if thought fit, to pass the following resolution as a special resolution:
Resolution No. 10	That, subject to and conditional upon the passing of resolution 9, the directors of the Company be and are hereby generally empowered, pursuant to section 570 of the Act, in addition to any existing authorities under that section, to allot equity securities (within the meaning of section 560 of the Act) for cash pursuant to the authority conferred by resolution 9 as if section 561 of the Act did not apply to such allotment, provided that this power shall expire at the conclusion of the next annual general meeting of the Company after the passing of this resolution or on 22 August 2020 (whichever is earlier), save that the Company may make an offer or agreement before the expiry of this power which would or might require equity securities to be allotted for cash after such expiry and the directors may allot equity securities for cash pursuant to any such offer or agreement as if the power conferred by this resolution had not expired.

By order of the board	Registered Office:
Liam O’Donoghue	201 Temple Chambers
Secretary	3-7 Temple Avenue
London
EC4Y 0DT
26 April 2019

The Company’s Explanatory Notes on Resolutions:

Resolution 1: Receiving the Company’s accounts

An ordinary resolution to receive and adopt the report of the directors and the accounts for the year ended 31 December 2018, together with the report of the auditors and the strategic report.

Resolution 2: Approving the Directors’ Remuneration Report

An ordinary resolution to approve the Directors’ Remuneration Report. The Directors’ Remuneration Report, which may be found on pages 20 to 34 of the 2018 Annual Report, gives details of the directors’ remuneration for the year ended 31 December 2018.

The Company’s auditors, PricewaterhouseCoopers LLP, have audited those parts of the Directors’ Remuneration Report that are required to be audited and their report may be found on pages 35 to 39 of the 2018 Annual Report.

The board considers that appropriate executive remuneration plays a vital part in helping to achieve the Company’s overall objectives and, accordingly, in compliance with legislation, shareholders will be invited to approve the Directors’ Remuneration Report. This resolution is subject to an ‘advisory vote’ by shareholders.

Resolution 3: Reappointment of a Director

An ordinary resolution to re-elect Charlotta Ginman as a director of the Company, who retires in accordance with the Articles and is eligible for re-election.

Ms. Ginman has served as a member of our board of directors since April 2015, and currently chairs the Audit Committee. She is a fellow of the Institute of Chartered Accountants in England and Wales and a non-executive director and Chair of the Audit Committee of Polar Capital Technology Trust plc, Pacific Assets Trust plc and Keywords Studios plc. Ms. Ginman is also a non-executive director of Consort Medical plc and Unicorn AIM VCT plc. Ms. Ginman has held senior positions in the investment banking and technology/telecom sectors. As three out of Ms. Ginman’s six non-executive directorships are with quoted investment companies that involve less time commitment than trading companies, Ms. Ginman is able to devote sufficient time to all of her appointments.

The board recognises that Ms Ginman provides substantial guidance and oversight to the Company’s financial performance and strategic direction based on her extensive financial and operation background. The board therefore believes that Ms. Ginman is qualified to serve on the board of directors and it is entirely appropriate for her to seek re-election at the AGM.

Resolution 4: Reappointment of a Director

An ordinary resolution to re-elect Dr. Craig Albanese as a director of the Company, who retires in accordance with the Articles and is eligible for re-election.

Dr. Albanese has served as a member of our board of directors since May 2017, and currently is a member of the Company’s Audit and Nomination and Corporate Governance Committees. Dr. Albanese has 25 years of clinical and administrative experience focusing on children’s and women’s health, primarily at the Stanford Children’s Hospital, New-York Presbyterian Hospital, Morgan Stanley Children’s Hospital and the Sloane Hospital for Women. He is currently Senior Vice President and Chief Operating Officer at New York-Presbyterian/Morgan Stanley Children’s Hospital and Sloane Hospital for Women. He has had a distinguished clinical career to date having published 161 peer review articles, contributed 57 book chapters, and risen to Professor of Surgery in Pediatrics, Obstetrics and Gynecology. After receiving his medical degree from SUNY-Health Science Center in Brooklyn, Dr. Albanese was a resident, and later, chief resident in general surgery at Mount Sinai Medical Center. Following his residency, he completed pediatric general surgery and critical care/research fellowships at Children’s Hospital of Pittsburgh. He also holds a Master’s in Business Administration from the Leavey School of Business at Santa Clara University.

The board recognises that Dr. Albanese brings important physician and hospital administration perspectives as a medical doctor and hospital executive. The board therefore believes that Dr. Albanese is qualified to serve on the Company’s board of directors and it is entirely appropriate for him to seek re-election at the AGM.

Resolution 5: Reappointment of a Director

An ordinary resolution to re-elect Mr. Andrew Powell, J.D. as a director of the Company. Mr. Powell was appointed to the board of directors since the last annual general meeting.

Mr. Powell is currently an independent advisor to small and mid-size companies and research institutions in the Life Sciences sector. He has served on the board of directors of Aclaris Therapeutics, Inc., a dermatologist-led biopharmaceutical company, since 2017, Landec Corporation, a leading innovator of diversified health and wellness solutions, since October 2018, and Synthorx Inc., a biopharmaceutical company focused on cancer and immune disorders, since December 2018. He served as Senior Vice President, General Counsel and Corporate Secretary of Medivation, Inc. from May 2015 until November 2016, when the company was acquired by Pfizer, Inc. Mr. Powell served as Executive Vice President, General Counsel and Corporate Secretary of InterMune, Inc. from September 2013 to March 2015. From 2009 to 2013, he served as Executive Vice President, General Counsel and Secretary at Cornerstone Therapeutics, Inc. From 2008 to 2009, Mr. Powell served as Senior Vice President and General Counsel at ImClone Systems, Inc. From 2004 to 2008, he was General Counsel at Collagenex Pharmaceuticals, Inc. Earlier in his career, Mr. Powell held positions of increasing responsibility for nearly 15 years at the multi-national healthcare company Baxter International, Inc., where he was instrumental in a series of transactions that established Baxter throughout Asia. Mr. Powell holds a Bachelor of Arts degree from the University of North Carolina at Chapel Hill and a J.D. from Stanford Law School.

The board recognizes that Mr. Powell’s unique expertise in the areas of commercialization strategy, corporate expansion, governance, and mergers and acquisitions will provide the board with important skills as the Company moves forward. The board therefore believes that Mr. Powell is qualified to serve on the Company’s board of directors and it is entirely appropriate for his appointment to be ratified.

Resolutions 6, 7 and 8: Reappointment of the Company’s auditors

An ordinary resolution to approve the re-appointment of PricewaterhouseCoopers LLP as the Company’s auditor to hold office until the conclusion of the next general meeting at which accounts are laid before the Company at a remuneration to be fixed by the directors of the Company from time to time.

Resolutions 9 and 10: Authority to allot Ordinary Shares and disapplication of statutory pre-emptive rights

Generally, directors of a public limited company incorporated in England must have specific authority from shareholders to allot and issue any of the Company’s Ordinary Shares. Additionally, when the directors of a company incorporated in England determine that it is in the best interests of the company to issue shares for cash, the company must first offer those shares on the same terms to existing shareholders of the company on a pro-rata basis (often referred to as a statutory pre-emption right) unless this statutory pre-emption right is dis-applied, or opted out of, by the approval of shareholders.

Resolutions 9 and 10 are asking shareholders to renew, until the conclusion of the 2020 annual general meeting, its share issuance and pre-emption disapplication authorities.

Motif is competing strategically with companies who are listed and incorporated in the United States and these companies are not subject to similar share issuance restrictions. Motif is seeking approval for its plans to issue shares to ensure that it is able to execute its business strategy in a timely and competitive manner. The existing share issuance authorities have been used during the year and have helped to ensure that Motif remains on a competitive footing with its peer companies who are incorporated and listed in the United States.

Motif is currently addressing the concerns raised by the U.S. Food and Drug Administration in a Complete Response Letter for its lead product candidate iclaprim, a targeted Gram-positive antibiotic. The Company is also actively evaluating options to expand its portfolio through acquisition and disciplined in-licensing activities. Additional funds will be needed in the near future for the Company to continue executing its strategic plan. The level of share issuance authorities being sought in resolutions 9 and 10 will ensure that the Company has better flexibility to respond to what the board believes will be a fast-moving regulatory and business opportunity environment that has the potential to transform the valuation of Motif.

The Company’s Ordinary Shares trade on AIM, a market of the London Stock Exchange, and its American Depositary Shares (“ADSs”) trade on the Nasdaq Global Market in New York. Equity financings in the United Kingdom are now routinely done via an accelerated book build process following the introduction by the European Union of the Market Abuse Regulation in 2016. This is a rapid process with transactions often announced and closed within a matter of hours. A similarly rapid process is used for equity financings conducted in the United States. It is therefore important that in the event of an equity financing, the Company has authorities already in place for the disapplication of pre-emption rights to permit it to raise funds as efficiently as possible in either, or both markets, on the best terms available and in a timely fashion that may help to avoid unnecessary dilution of existing shareholders.

UK market practice is that resolutions to dis-apply pre-emption rights are typically limited to 10% of share capital, irrespective of the cash flows, funding needs, development stage or sector of the business. There is a risk that resolution 10 would receive a negative voting recommendation from proxy advisory agencies if they feel that the Company has not provided sufficient justification for a decision to seek authority to issue shares on a non pre-emptive basis in excess of the standard limits. For the reasons set-out within this document, the board respectfully disagrees with this approach.

While Motif would still have the ability to seek Shareholder approval in connection with a specific issuance of shares should resolutions 9 and 10 not be approved by Shareholders, Motif does not believe that the ability to convene a general meeting of Shareholders to approve each specific share issuance that the Company may seek to undertake to support implementation of the Company strategy is a viable alternative to obtaining Shareholder approval for resolutions 9 and 10. There would be uncertainty as to whether the Company could obtain shareholder approval for a specific issuance, as well as the delays that would result from needing to obtain such approvals, the potential to harm the terms of such a share issuance, and other deal timing and competitive realities.

Specifically, the requirement to first offer shares that the Company proposes to issue for cash to all existing shareholders in time-consuming pro-rata rights offerings would considerably reduce the speed at which we could complete capital-raising activities as the Company seeks to execute its growth strategy. In addition, this would increase the Company’s costs, which may make it difficult to complete such transactions, and could put Motif at a distinct competitive disadvantage.

In light of Motif’s size and status of being a pre-commercialisation company, the board believes that equity financings are an appropriate method to support any potential future funding requirements. Consequently, given the factors summarized above, the board believes the level of disapplication of pre-emption rights being sought at the AGM to be appropriate to enable the Company to raise capital through the issuance of new Ordinary Shares and/or ADSs at the appropriate times and under the appropriate conditions.

In summary, it is the belief of the board that the share issuance proposals contained in resolutions 9 and 10 are appropriate for the needs of the Company and are in the interests of shareholders. The board therefore strongly recommends that Shareholders vote “FOR” both of these resolutions.

These authorities will expire at the conclusion of the annual general meeting to be held in calendar year 2020 or on 22 August 2020 (whichever is earlier). Resolution 10 will be proposed as a special resolution which means that for the resolution to be passed, at least three-quarters of the votes cast must be cast in its favour. Resolution 9, along with resolutions 1 through 8, will be proposed as ordinary resolutions which means that for each of those resolutions to be passed, more than half the votes cast must be cast in their favour.

Other Explanatory Notes:

1. A member entitled to attend and vote at the AGM convened by this notice is entitled to appoint one or more proxies to attend, speak and vote in his or her stead. A proxy need not be a member of the Company.

2. To appoint a proxy you may use the form of proxy enclosed with this notice of AGM. Please carefully read the instructions on how to complete the form of proxy. To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of the same, must reach the Company's Registrars, Share Registrars Limited, The Courtyard, 17 West Street, Farnham, Surrey GU9 7DR, United Kingdom by post or by scan and email to voting@shareregistrars.uk.com not less than 48 hours before the time of holding of the AGM (excluding any part of a day that is not a working day). The form of proxy should therefore be completed and deposited with the Company's Registrars by 1 pm on 20 May 2019 (or, if the meeting is adjourned, no later than 48 hours (excluding any part of a day that is not a working day) before the time of any adjourned meeting). The completion and return of a form of proxy will not preclude a member from attending the AGM and voting in person if he or she so wishes. If a member has appointed a proxy and attends the AGM in person, such proxy appointment will automatically be terminated.

3. Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, the Company has specified that only those holders of the Company’s shares registered on the register of members of the Company as at 1 pm on 20 May 2019, or, in the event that the AGM is adjourned, 48 hours (excluding any part of a day that is not a working day) before the time of the adjourned meeting, shall be entitled to attend and vote at the AGM in respect of the number of such shares registered in their name at the relevant time. Changes to entries on the register of members after that time shall be disregarded in determining the rights of any person to attend and vote at the AGM.

4. Any member may insert the full name of a proxy or the full names of two alternative proxies of the member’s choice in the space provided with or without deleting “the Chairman of the meeting”. A proxy need not be a member of the Company but must attend the meeting to represent the relevant member. The person whose name appears first on the form of proxy and has not been deleted will be entitled to act as proxy to the exclusion of those whose names follow. If this proxy form is signed and returned with no name inserted in the space provided for that purpose, the Chairman of the meeting will be deemed to be the appointed proxy. Where a member appoints as his/her proxy someone other than the Chairman, the relevant member is responsible for ensuring that the proxy attends the meeting and is aware of the member’s voting intentions. Any alteration, deletion or correction made in the form of proxy must be initialled by the signatory/ies.

5. You may appoint more than one proxy in relation to the AGM provided each proxy is appointed to exercise rights attached to a different share or shares held by you. You may not appoint more than one proxy to exercise rights attached to any one share. If you wish to appoint more than one proxy, please contact the Company's Registrars, Share Registrars Limited on 01252 821390 or +44 1252 821390 from outside the UK. Lines are open from 9.00 am to 5.30 pm Monday to Friday, excluding public holidays. Alternatively, you may write to Share Registrars Limited, The Courtyard, 17 West Street, Farnham, Surrey GU9 7DR, United Kingdom for additional proxy forms and for assistance.

6. Any corporation which is a member of the Company can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same share.

7. Voting on all resolutions will be conducted by way of a poll, rather than on a show of hands.

8. As at the close of business on the date immediately preceding this notice the Company’s issued share capital comprised 342,491,023 Ordinary Shares of one pence each. Each Ordinary Share carried the right to one vote at the AGM and, therefore, the total number of voting rights in the Company as at the close of business on the date immediately preceding this notice is 342,491,023.

9. A member’s instructions to the proxy must be indicated in the appropriate space provided. To abstain from voting on a resolution, select the relevant “Vote withheld” box. A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her decision. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the meeting.

10. This form of proxy must be signed by the appointor or his attorney duly authorised in writing. The power of attorney or other authority (if any) under which the form of proxy is signed, or a notarially certified copy of the power or authority, must be received by the Company’s registrar with the form of proxy. If the appointor is a corporation, the form of proxy should be signed on its behalf by an attorney or duly authorised officer or executed as a deed or executed under common seal. In the case of joint holders, the signature of any one of them will suffice, but the names of all joint holders should be stated. If more than one holder is present at the meeting, the vote of the first named on the register of members of the Company will be accepted to the exclusion of other joint holders.

11. CREST members who wish to appoint a proxy or proxies through the CREST Electronic Proxy Appointment Service may do so for the AGM and any adjournment(s) thereof by following the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear UK & Ireland Limited's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously-appointed proxy, must, in order to be valid, be transmitted so as to be received by Share Registrars Limited (ID 7RA36) no later than 1 pm on 20 May 2019, or, if the meeting is adjourned, 48 hours before the time fixed for the adjourned meeting (excluding any part of a day that is not a working day). For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Share Registrars Limited is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his or her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat a CREST Proxy Instruction as invalid in the circumstances set out in Regulation 35(5) (a) of the Uncertificated Securities Regulations 2001.

12. In order to revoke a proxy instruction you will need to inform the Company by sending a signed hard copy notice clearly stating your intention to revoke your proxy appointment to the Registrars, in the case of a member which is a company, the revocation notice must be executed in accordance with note 10 above. Any power of attorney or any other authority under which the revocation notice is signed (or a duly certified copy of such power or authority) must be included with the revocation notice must be received by the Registrars not less than 48 hours (excluding any part of a day that is not a working day) before the time fixed for the holding of the Meeting or any adjourned Meeting (or in the case of a poll before the time appointed for taking the poll) at which the proxy is to attend, speak and to vote. If you attempt to revoke your proxy appointment but the revocation is received after the time specified then, subject to the paragraph directly below, your proxy appointment will remain valid.

13. You may not use any electronic address provided either in this notice or any related documents (including the form of proxy) to communicate with the Company for any purposes other than those expressly stated.